Exhibit 2

FOR IMMEDIATE RELEASE	21 JUNE 2017

WPP PLC (“WPP”)

WPP invests in leading millennial-focused digital news company Mic in the US

WPP announces that it has made a strategic investment of US$6.5 million in Mic Network Inc. (“Mic”) a US-based digital news company and creator of branded content targeting millennials worldwide.

Mic’s advertisers and branded-content clients include Alphabet Inc., Discover, Goldman Sachs, Marriott International, Netflix Company, Chanel S. A. and the Microsoft Corporation. Mic is based in New York with bureaus in San Francisco, Los Angeles, Chicago, Toronto, Stockholm and Kiev. It employs 165 people and was founded in 2011.

Over 65 million unique individuals view Mic each month across multiple platforms. It employs journalists who report on news and cultural events through text and video formats designed to appeal to millennial audiences. It also creates branded content on behalf of advertisers who want to build relationships with that critical audience. Mic’s channels include Navigating Trump’s America (politics), The Movement (social justice), Payoff (personal finance), Slay (feminism) Hype (entertainment), The Future is Now (technology), Strut (beauty), Out of Office (food and travel) Multiplayer (gaming), in addition to its core focus on news. Since its inception, Mic has raised US$60 million in funding.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. The Group has invested in multiple specialized digital content companies like Russell Simmons’ All Def Digital, a leader in producing and distributing music and digital content for the important-to-reach, urban-centric youth culture, and Refinery29, a leading fashion and lifestyle media company that provides content, shopping solutions and social networking opportunities in the fashion, shopping and beauty categories targeted towards millennial women. WPP has also invested in Uproxx Media Group, which creates content for the millennial male market in the US, Mitú, the digital media company focused on developing content for Latino youth in the US and worldwide and 88rising, a producer of digital content catering to the Asian millennial market globally. The Group has also strategic investments in Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC and Vice.

WPP’s digital assets also include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, comScore (data investment management), mySupermarket, Percolate and ScrollMotion.

WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, Essence, F.biz, Mirum, POSSIBLE, Triad Retail Media, VML and Wunderman.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. In North America, WPP companies (including associates) collectively generate revenues of US$7.5 billion and employ almost 29,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239